Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Stantec acquires Roth Hill
Firm expands water/wastewater capabilities in Pacific Northwest

EDMONTON, AB (June 28, 2013) TSX, NYSE:STN

North American design firm Stantec is extending its water/wastewater and municipal service capabilities in the Pacific Northwest by acquiring the assets of Roth Hill, LLC. Based in Bellevue, Wash., Roth Hill is a 30-person civil engineering firm founded in 1970 with more than 10,000 public works projects completed for municipal clients.

“Roth Hill and its talented staff bring client-focused expertise in infrastructure design that expands our growing reach in a region where we see continued opportunity,” said Bob Gomes, Stantec president and CEO.

Roth Hill holds an extensive project portfolio designing systems for every facet of collection, distribution and/or treatment of water and wastewater. Servicing cities and utility districts throughout the Puget Sound region, the firm has also completed numerous storm drainage projects while providing comprehensive municipal utility planning and consulting services. Among the firm’s recent projects is the design of a half-mile trenchless pipe installation for the City of Covington, Wash.; design and studies to replace 29,000 feet of state highway water mains for the City of Lynwood, Wash; and the conceptual planning and design for the municipal sewer system supporting the City of Carnation, Wash.

“In joining Stantec’s North American network, we have the opportunity to build on our local legacy by pursuing different project opportunities while providing new professional development avenues for our people,” said Greg Hill, president of Roth Hill.

Stantec currently has three offices across the Pacific Northwest, including locations in Portland, Ore. and two Washington offices in Redmond and Seattle. As a part of the company’s water practice, Roth Hill will join a team of more than 1,000 practitioners.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. We support public and private sector clients in a diverse range of markets at every stage, from the initial conceptualization and financial feasibility study to project completion and beyond. Our services are provided on projects around the world through approximately 12,000 employees operating out of more than 200 locations in North America and 4 locations internationally.

Media Contacts
Danny Craig
Stantec Media Relations
US West
Tel. (949) 923-6085
Danny.Craig@stantec.com

Investor Contact
Crystal Verbeek
Stantec Investor Relations
Tel. (780) 969-3349
Crystal.Verbeek@stantec.com

Roth Hill Contact Greg Hill Roth Hill President Tel. (425) 869-9448 ext. 142 GHill@rothhill.com
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